InterOil Corporation
Condensed Consolidated Interim Financial Statements
(Unaudited, Expressed in United States dollars)

Quarter and nine months ended September 30, 2011 and 2010

InterOil Corporation
Condensed Consolidated Interim Financial Statements
(Unaudited, Expressed in United States dollars)

Table of contents

Consolidated Income Statements	1

Consolidated Statements of Comprehensive Income	2

Consolidated Balance Sheets	3

Consolidated Statements of Changes in Equity	4

Consolidated Statements of Cash Flows	5

Notes to the Condensed Consolidated Interim Financial Statements	6

InterOil Corporation
Consolidated Income Statements
(Unaudited, Expressed in United States dollars)

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	$	$	$	$

Revenue
Sales and operating revenues	278,499,694	207,476,650	819,484,250	608,695,372
Interest	368,768	29,701	952,421	105,367
Other	3,029,088	951,830	8,898,772	3,825,249
	281,897,550	208,458,181	829,335,443	612,625,988

Changes in inventories of finished goods and work in progress	(31,631,324)	38,523,557	43,859,762	50,736,222
Raw materials and consumables used	(238,480,416)	(224,232,024)	(787,256,505)	(586,476,636)
Administrative and general expenses	(11,809,956)	(9,923,150)	(33,119,377)	(27,524,377)
Derivative gains/(losses)	1,914,207	541,728	1,498,275	(139,619)
Legal and professional fees	(1,538,559)	(1,919,554)	(4,498,526)	(5,518,876)
Exploration costs, excluding exploration impairment (note 9)	(6,568,147)	(1,058,762)	(16,636,215)	(3,372,325)
Finance costs	(4,448,608)	(3,111,294)	(13,185,060)	(7,769,610)
Depreciation and amortization	(5,168,473)	(3,156,596)	(13,980,789)	(10,164,707)
Gain on sale of oil and gas properties	-	2,140,783	-	2,140,783
Loss on extinguishment of IPI liability	-	(8,795,059)	-	(8,795,059)
Litigation settlement expense	-	(12,000,000)	-	(12,000,000)
Loss on Flex LNG investment (note 10)	(6,048,537)	-	(1,834,279)	-
Foreign exchange gains/(losses)	1,918,158	911,406	17,696,737	(7,549,927)
	(301,861,655)	(222,078,965)	(807,455,977)	(616,434,131)

(Loss)/profit before income taxes	(19,964,105)	(13,620,784)	21,879,466	(3,808,143)

Income taxes
Current expense	(116,517)	60,338	(4,488,623)	(3,155,988)
Future expense	302,687	(809,935)	(12,930,404)	(2,716,948)
	186,170	(749,597)	(17,419,027)	(5,872,936)

(Loss)/profit for the period	(19,777,935)	(14,370,381)	4,460,439	(9,681,079)

(Loss)/profit is attributable to:
Owners of InterOil Corporation	(19,777,694)	(14,372,780)	4,454,238	(9,685,874)
Non-controlling interest	(241)	2,399	6,201	4,795
	(19,777,935)	(14,370,381)	4,460,439	(9,681,079)

Basic (loss)/profit per share	(0.41)	(0.33)	0.09	(0.22)
Diluted (loss)/profit per share	(0.41)	(0.33)	0.09	(0.22)
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	47,993,229	43,963,555	47,936,721	43,764,733
Diluted (Expressed in number of common shares)	47,993,229	43,963,555	48,857,182	43,764,733

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 1

InterOil Corporation
Consolidated Statements of Comprehensive Income
(Unaudited, Expressed in United States dollars)

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	$	$	$	$

(Loss)/profit for the period	(19,777,935)	(14,370,381)	4,460,439	(9,681,079)

Other comprehensive income/(loss):
Exchange difference on translation of foreign operations, net of tax	2,483,862	3,018,943	14,903,214	461,915
Movement on available-for-sale financial assets, net of tax	960,240	-	-	-
Other comprehensive (loss)/income for the period, net of tax	3,444,102	3,018,943	14,903,214	461,915
Total comprehensive (loss)/income for the period	(16,333,833)	(11,351,438)	19,363,653	(9,219,164)

Total comprehensive (loss)/income for the period is attributable to:
Owners of InterOil Corporation	(16,333,592)	(11,353,837)	19,357,452	(9,223,959)
Non-controlling interests	(241)	2,399	6,201	4,795
	(16,333,833)	(11,351,438)	19,363,653	(9,219,164)

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 2

InterOil Corporation
Consolidated Balance Sheets
(Unaudited, Expressed in United States dollars)

	As at
	September 30,	December 31,	September 30,
	2011	2010	2010
	$	$	$

Assets
Current assets:
Cash and cash equivalents	114,330,510	233,576,821	36,066,119
Cash restricted	23,543,921	40,664,995	24,266,163
Short term treasury bills (note 6)	11,324,929	-	-
Trade receivables	105,377,991	48,047,496	54,035,914
Derivative contracts receivables (note 7)	413,093	-	321,995
Other assets	755,309	505,059	598,066
Inventories (note 8)	170,997,122	127,137,360	120,863,271
Prepaid expenses	2,361,925	3,593,574	1,253,048
Total current assets	429,104,800	453,525,305	237,404,576
Non-current assets:
Cash restricted	6,530,817	6,613,074	6,457,867
Goodwill	6,626,317	6,626,317	6,626,317
Plant and equipment	237,330,322	225,205,427	219,143,322
Oil and gas properties (note 9)	330,346,730	255,294,738	241,773,361
Deferred tax assets	742,379	14,098,128	14,779,583
Investments (note 10)	5,644,478	-	-
Total non-current assets	587,221,043	507,837,684	488,780,450
Total assets	1,016,325,843	961,362,989	726,185,026
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	94,840,696	76,087,954	90,553,035
Derivative contracts (note 7)	318,736	178,578	66,090
Working capital facilities (note 11)	48,085,248	51,254,326	50,903,936
Unsecured loan and current portion of secured loan (note 13)	19,393,023	14,456,757	36,060,624
Current portion of Indirect participation interest (note 14)	540,002	540,002	540,002
Total current liabilities	163,177,705	142,517,617	178,123,687
Non-current liabilities:
Secured loan (note 13)	30,481,180	34,813,222	39,257,236
2.75% convertible notes liability (note 17)	54,816,599	52,425,489	-
Deferred gain on contributions to LNG project	7,263,210	8,949,857	9,506,363
Indirect participation interest (note 14)	34,134,387	34,134,387	38,070,650
Asset retirement obligations (note 15)	4,289,444	-	-
Total non-current liabilities	130,984,820	130,322,955	86,834,249
Total liabilities	294,162,525	272,840,572	264,957,936
Equity:
Equity attributable to owners of InterOil Corporation:
Share capital (note 16)	902,114,261	895,651,052	639,066,307
Authorized - unlimited
Issued and outstanding - 48,000,131
(Dec 31, 2010 - 47,800,552)
(Sep 30, 2010 - 44,100,535)
2.75% convertible notes (note 17)	14,298,036	14,298,036	-
Contributed surplus	24,552,456	16,738,417	24,368,797
Accumulated Other Comprehensive Income	24,164,391	9,261,177	8,612,891
Conversion options (note 14)	12,150,880	12,150,880	12,950,880
Accumulated deficit	(255,143,006)	(259,597,244)	(223,790,177)
Total equity attributable to owners of InterOil Corporation	722,137,018	688,502,318	461,208,698
Non-controlling interest	26,300	20,099	18,392
Total equity	722,163,318	688,522,417	461,227,090
Total liabilities and equity	1,016,325,843	961,362,989	726,185,026

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 3

InterOil Corporation
Consolidated Statements of Changes in Equity
(Unaudited, Expressed in United States dollars)

	Nine months ended	Year ended	Nine months ended
	September 30,	December 31,	September 30,
	2011	2010	2010
	$	$	$
Share capital
At beginning of period	895,651,052	613,361,363	613,361,363
Issue of capital stock (note 16)	6,463,209	282,289,689	25,704,944
At end of period	902,114,261	895,651,052	639,066,307
2.75% convertible notes
At beginning of period	14,298,036	-	-
Issue of convertible notes (note 17)	-	14,298,036	-
At end of period	14,298,036	14,298,036	-
Contributed surplus
At beginning of period	16,738,417	21,297,177	21,297,177
Fair value of options and restricted stock transferred to share capital	(3,914,210)	(8,454,758)	(6,219,289)
Stock compensation expense	11,728,249	11,804,000	8,436,548
(Loss)/gain on extinguishment of IPI conversion options	-	(7,908,002)	854,361
At end of period	24,552,456	16,738,417	24,368,797
Accumulated Other Comprehensive Income
Foreign currency translation reserve
At beginning of period	9,261,177	8,150,976	8,150,976
Foreign currency translation movement for the period, net of tax	14,903,214	1,110,201	461,915
Accumulated other comprehensive income at end of period	24,164,391	9,261,177	8,612,891
Conversion options
At beginning of period	12,150,880	13,270,880	13,270,880
Movement for the period (note 14)	-	(1,120,000)	(320,000)
At end of period	12,150,880	12,150,880	12,950,880
Accumulated deficit
At beginning of period	(259,597,244)	(214,104,303)	(214,104,303)
Net profit/(loss) for the period	4,454,238	(45,492,941)	(9,685,874)
At end of period	(255,143,006)	(259,597,244)	(223,790,177)
InterOil Corporation shareholders' equity at end of period	722,137,018	688,502,318	461,208,698

Non-controlling interest
At beginning of period	20,099	13,597	13,597
Net profit/(loss) for the period	6,201	6,502	4,795
At end of period	26,300	20,099	18,392
Total equity at end of period	722,163,318	688,522,417	461,227,090

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 4

InterOil Corporation
Consolidated Statement of Cash Flows
(Unaudited, Expressed in United States dollars)

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	$	$	$	$

Cash flows provided by (used in):

Operating activities
Net (loss)/profit	(19,777,935)	(14,370,381)	4,460,439	(9,681,079)
Adjustments for non-cash and non-operating transactions
Depreciation and amortization	5,168,473	3,156,596	13,980,789	10,164,707
Deferred tax assets	(66,555)	393,247	13,355,749	2,133,386
Gain on sale of exploration assets	-	(2,140,783)	-	(2,140,783)
Accretion of convertible notes liability	808,915	-	2,391,110	-
Amortization of deferred financing costs	55,986	389,320	167,958	501,292
Timing difference between derivatives recognized and settled	(89,857)	90,791	(272,935)	(255,905)
Stock compensation expense, including restricted stock	4,029,821	3,433,536	11,728,248	8,436,548
Movement in net realizable value write down	(3,255,318)	(27,517)	3,417,882	-
Accretion of asset retirement obligation liability	79,678	-	79,678	-
Oil and gas properties expensed	6,568,147	1,058,762	16,636,215	3,372,325
Loss on extinguishment of IPI Liability	-	8,795,059	-	8,795,059
Non-cash litigation settlement expense	-	12,000,000	-	12,000,000
Loss on Flex LNG investment	6,048,537	-	1,834,279	-
Unrealized foreign exchange (gain)/loss	(3,763,825)	(1,108,707)	(1,847,242)	959,476
Change in operating working capital
(Increase)/decrease in trade receivables	4,515,067	27,044,253	(35,290,574)	(15,163,495)
Decrease in other assets and prepaid expenses	637,017	1,598,128	981,399	5,753,482
Decrease/(increase) in inventories	35,072,018	(35,585,073)	(37,484,446)	(50,316,870)
Increase in accounts payable and accrued liabilities	13,422,313	7,611,475	23,754,298	12,237,391
Net cash from/(used in) operating activities	49,452,482	12,338,706	17,892,847	(13,204,466)

Investing activities
Expenditure on oil and gas properties	(35,025,246)	(27,461,204)	(98,420,370)	(88,959,186)
Proceeds from IPI cash calls	91,138	367,521	91,138	15,538,441
Expenditure on plant and equipment, net of disposals	(10,442,871)	(6,339,716)	(23,691,596)	(11,831,229)
Proceeds received on sale of exploration assets	-	-	-	13,903,682
Investment in short term treasury bills	(11,324,929)	-	(11,324,929)	-
Acquisition of Flex LNG Ltd shares, including transaction costs	-	-	(7,478,756)	-
Decrease/(increase) in restricted cash held as security on borrowings	6,453,266	(5,144,171)	17,203,331	(1,415,455)
Change in non-operating working capital
Increase in trade receivables	(10,000,000)	-	(10,000,000)	-
(Decrease)/increase in accounts payable and accrued liabilities	(916,001)	5,988,666	(10,763,171)	10,330,770
Net cash used in investing activities	(61,164,643)	(32,588,904)	(144,384,353)	(62,432,977)

Financing activities
Repayments of OPIC secured loan	-	-	(4,500,000)	(4,500,000)
Proceeds from Mitsui for Condensate Stripping Plant	551,562	3,217,582	9,872,532	6,454,582
Proceeds from/(repayments of) Clarion Finanz secured loan, net of transaction costs	-	24,000,000	-	24,000,000
Proceeds from PNG LNG cash call	-	-	-	866,600
Proceeds from Petromin for Elk and Antelope field development	-	500,000	-	3,500,000
(Repayments of)/proceeds from working capital facility	(45,633,592)	(6,728,746)	(3,169,078)	26,277,517
Proceeds from issue of common shares/conversion of debt, net of transaction costs	192,550	3,662,229	2,549,000	8,655,044
Net cash from financing activities	(44,889,480)	24,651,065	4,752,454	65,253,743

(Decrease)/increase in cash and cash equivalents	(56,601,641)	4,400,867	(121,739,052)	(10,383,700)
Cash and cash equivalents, beginning of period	168,439,410	31,665,252	233,576,821	46,449,819
Exchange gains/(losses) on cash and cash equivalents	2,492,741	-	2,492,741	-
Cash and cash equivalents, end of period	114,330,510	36,066,119	114,330,510	36,066,119
Comprising of:
Cash on Deposit	23,684,485	36,066,119	23,684,485	36,066,119
Term Deposits	90,646,025	-	90,646,025	-
Total cash and cash equivalents, end of period	114,330,510	36,066,119	114,330,510	36,066,119

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 5

InterOil Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Expressed in United States dollars)

1.	General information

InterOil Corporation (the "Company" or "InterOil") is a publicly traded, integrated oil and gas company operating in Papua New Guinea (“PNG”).  The Company is incorporated and domiciled in Canada.  The address of its registered office is 300-204 Black Street, Whitehorse, Yukon, Canada.

Management has organized the Company’s operations into four major segments - Upstream, Midstream, Downstream and Corporate.  Upstream includes exploration, appraisal and development operations for crude oil and natural gas structures in PNG.  Upstream currently includes the development of the Elk Antelope infrastructure, including the condensate stripping and associated facilities and the gas gathering and associated common facilities, in connection with commercializing significant gas discoveries. Midstream consists of both Midstream Refining and Midstream Liquefaction.  Midstream Refining includes refining of products for domestic market in PNG and exports, and Midstream Liquefaction includes the work being undertaken to develop liquefaction and associated facilities (”LNG project”) in PNG for the export of liquefied natural gas.  Downstream includes wholesale and retail distribution of refined products in PNG.  Corporate engages in business development and improvement, common services and management, financing and treasury, product shipping, government and investor relations.  Common and integrated costs are recovered from business segments on an equitable driver basis.

These condensed consolidated interim financial statements were approved for issue on November 9, 2011.

2.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements and in preparing the opening IFRS balance sheet at January 1, 2010 for the purposes of the transition to IFRSs as if these policies had always been in effect unless otherwise indicated.

(a)         Basis of preparation

The Company prepares its financial statements in accordance with Canadian general accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the company has commenced reporting on this basis from January 1, 2011, and in these condensed consolidated interim financial statements prepared for the quarter and nine months ended September 30, 2011 (“financial statements”). In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements including IAS 34 – ‘Interim Financial Reporting’ and IFRS 1 – ‘First-time Adoption of International Financial Reporting Standards’.  The company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect.  The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended December 31, 2010.

The policies applied in these condensed consolidated interim financial statements are based on IFRS issued and outstanding as of the date these statements were approved. Any subsequent changes to IFRS that are given effect in the company’s annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these condensed consolidated interim financial statements, including the transition adjustments recognized on change-over to IFRS.

The effective date of transition is January 1, 2010.  An explanation of how the transition to IFRSs has affected the reported balance sheets, income statements and cash flows of the Company is provided in note 3.  This note includes reconciliations of equity and total comprehensive income for comparative periods and of equity at the date of transition reported under Canadian GAAP to those reported for those periods and at the date of transition under IFRSs.

The condensed consolidated interim financial statements for the quarter and nine months ended September 30, 2011 have been prepared under the historical cost convention, except for derivative financial instruments which are measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates.  It also requires management to exercise its judgment in the process of applying the Company’s accounting policies.  These estimates and judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.  Actual results could differ from these estimates.  The effect of changes in estimates on future periods have not been disclosed in these condensed consolidated interim financial statements as estimating it is impracticable.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 6

InterOil Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

Rate regulation

InterOil is currently the sole refiner of hydrocarbons in PNG.  The Company’s 30 year project agreement with the Independent State of Papua New Guinea (“the State”) expires in 2035.  The State has undertaken to ensure that all domestic distributors purchase their refined petroleum products from the Company’s refinery, or any other refinery which is constructed in PNG, at an Import Parity Price (”IPP”).  The IPP is monitored by the Papua New Guinea Independent Consumer and Competition Commission (”ICCC”).  In general, the IPP is the price that would be paid in PNG for a refined product being imported.  For all price controlled products (diesel, unleaded petrol, kerosene and aviation fuel) produced and sold locally in PNG, the IPP is calculated by adding the costs that would typically be incurred to import such product to ‘Mean of Platts Singapore’ (“MOPS”) which is the benchmark price for refined products in the region in which the Company operates.

InterOil is also a significant participant in the retail and wholesale distribution business in PNG.  The ICCC regulates the maximum prices that may be charged by the wholesale and retail hydrocarbon distribution industry in PNG.  The Downstream business may charge less than the maximum margin set by the ICCC in order to maintain its competitiveness with other participants in the market.  In November 2010, the ICCC released its review report which will govern the pricing arrangements for petroleum products in PNG until the end of 2014, taking effect from November 1, 2010.  The purpose of the review was to consider the extent to which the existing regulation of price setting arrangements at both wholesale and retail levels should continue or be revised for the next five year period.  The report recommended an increase in margins for wholesale business and certain other activities, while the retail margin is to remain the same.  It also recommends some increases in monitoring industry activity in PNG mainly, relating to import of products by distributors and in relation to aviation fuel pricing.

No rate regulated assets or liabilities have been recognized.

(b)	Going concern

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.

The net current assets as at September 30, 2011 amounted to $265.9 million compared to $59.3 million as at September 30, 2010.  The Company has cash, cash equivalents and cash restricted of $144.4 million as at September 30, 2011 (September 2010 - $66.8 million), of which $30.1 million is restricted (September 2010 - $30.7 million).  The Company also has investments in Bank of PNG treasury bills of $11.3 million as at September 30, 2011 (September 2010 - $nil).

With respect to its Upstream operations, the Company has no obligation to execute exploration activities within a set timeframe and therefore has the ability to select the timing of these activities as long as the minimum license commitments in relation to the Company’s Petroleum Prospecting Licenses (“PPL”) and Petroleum Retention Licenses (“PRL”) are met.  Refer note 19 for further information on these commitments.

The Company has a short term total working capital facility of $230.0 million for its Midstream – Refining operation that is renewable annually with BNP Paribas.  This facility is secured by the assets it is drawn down against.  As at September 30, 2011 $117.7 million of the combined facility has been utilized, and the remaining facility of $112.3 million remains available for use.  The facility is renewable annually and during the prior year renewal process, the facility was renewed until January 31, 2012.

The Company has an approximate $58.0 million (Papua New Guinea Kina (“PGK”) 130.0 million) revolving working capital facility for its Downstream operations in PNG from Bank of South Pacific Limited (“BSP”) and Westpac Bank PNG Limited (“Westpac”).  As at September 30, 2011, $23.2 million (PGK 52.1 million) of this combined facility has been utilized, and $34.8 million (PGK 77.9 million) of this facility remains available for use.  The Westpac facility is for an initial term of three years and is due for renewal in October 2011. The BSP facility is renewable annually and was renewed in August 2011 through to August 2012.

The Company believes that it has sufficient funds for the Midstream Refinery and Downstream operations; however, existing cash balances and ongoing cash generated from these operations will not be sufficient to facilitate further necessary development of the Elk and Antelope fields, condensate stripping and liquefaction facilities.  Therefore the Company must extend or secure sufficient funding through renewed or additional borrowings, equity raising and or asset sales to enable sufficient cash to be available to further its development plans.

Management expects that the Company will be able to secure the necessary financing through one, or a combination of, the aforementioned alternatives.  Accordingly, these financial statements have been prepared on a going concern basis in the belief that the Company will realize its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 7

InterOil Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

(c)	Accounting policies

The accounting policies are consistent with those of the condensed consolidated interim financial statements for the quarter and six months ended June 30, 2011.

(d)	New standards issued but not yet effective

The following new standards, new interpretations and amendments to standards and interpretations have been issued but are not yet effective for the financial year beginning January 1, 2011 and have not been early adopted:

-
IFRS 9 ‘Financial Instruments’ (effective from January 1, 2013):  This addresses the classification and measurement of financial assets.  The standard is not applicable until January 1, 2013 but is available for early adoption.  The Company is yet to assess IFRS 9’s full impact.  The Company has not yet decided to early adopt IFRS 9.

-
IFRS 10 'Consolidated Financial Statements' (effective from January 1, 2013):  This builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements. The standard provides additional guidance to assist in determining control where this is difficult to assess. This new standard might impact the entities that a group consolidates as its subsidiaries. The Company is yet to assess IFRS 10’s full impact.

-
IFRS 11 'Joint Arrangements' (effective from January 1, 2013):  This provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. There are two types of joint arrangements: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed. The Company is yet to assess IFRS 11’s full impact.

-
IFRS 12 'Disclosure of Interests in Other Entities' (effective from January 1, 2013):  This is a new standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Company is yet to assess IFRS 12’s full impact.

-
IFRS 13 ‘Fair Value Measurement’ (effective from January 1, 2013):  This aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The Company is yet to assess IFRS 13’s full impact.

-
IAS 27 ‘Separate Financial Statements’ (effective from January 1, 2013):  This includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10.  The Company is yet to assess IAS 27’s full impact.

-
IAS 28 ‘Investments in Associates and Joint Ventures’ (effective from January 1, 2013):  This now includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11.  The Company is yet to assess IAS 28’s full impact.

-
IAS 1 ‘Presentation of financial statements’ (amendment):  The IASB has issued an amendment to IAS 1, which changes the disclosure of items presented in other comprehensive income (OCI) in the statement of comprehensive income. The IASB originally proposed that all entities should present profit or loss and OCI together in a single statement of comprehensive income. The proposal has been withdrawn and IAS 1 will still permit profit or loss and OCI to be presented in either a single statement or in two consecutive statements. The amendment was developed jointly with the FASB, which has removed the option in US GAAP to present OCI in the statement of changes in equity. The amendment is effective for annual periods starting on or after 1 July 2012, subject to EU endorsement.  This amendment will not have any material impact on the Company’s financial statements.

(e)	Financial instruments

The Company initially recognizes loans and receivables and deposits on the date that they are originated.  All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.  The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.  Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the balance sheet when, and only when, the Company has a legal right to offset the amounts and intends to either settle on a net basis or to realize the asset and settle the liability simultaneously.  The Company classifies non-derivative financial assets into the following categories: financial assets at fair value through profit or loss, loans or receivables, held to maturity financial assets and available-for-sale financial assets.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 8

InterOil Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

-
Loans and receivables:  Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market.  Such assets are recognized initially at fair value plus any directly attributable transaction costs.  Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.  Loans and receivables comprise of cash and cash equivalents, and trade and other receivables.

-
Held-to-maturity:  Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity.  Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs.  Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses.  If the Company were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale.  Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the end of the reporting period, which are classified as current assets.

-
Available-for-sale:  Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or are not classified in any of the other categories.  The Company’s investments in equity securities are classified as available-for-sale financial assets.  Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income.  When an investment is derecognized, the gain or loss accumulated in equity is reclassified to profit or loss.

3.	Transition to International Financial Reporting Standards (“IFRS”)

(a)	Basis of transition to IFRS

(i) Application of IFRS 1

The Company’s financial statements for the year ending December 31, 2011, will be the first annual financial statements that comply with IFRS as disclosed in Note 2(a).  The Company has applied IFRS 1 in preparing these condensed consolidated interim financial statements.

The Company’s transition date is January 1, 2010.  The Company prepared its opening IFRS balance sheet at that date.  The reporting date of these condensed consolidated interim financial statements is September 30, 2011.  In preparing these condensed consolidated interim financial statements in accordance with IFRS 1, the Company has applied the relevant mandatory exceptions and certain optional exemptions from full retrospective application of IFRS.

(ii) Exemptions from full retrospective application – elected by the Company

The Company has elected to apply the following optional exemptions from full retrospective application.

-
Business combinations exemption: A first-time adopter may elect not to apply IFRS 3 - ‘Business Combinations’ (as revised in 2008) retrospectively to past business combinations (business combinations that occurred before the date of transition to IFRSs).  However, if a first-time adopter restates any business combination to comply with IFRS 3 (as revised in 2008), it shall restate all later business combinations and shall also apply IAS 27 (as amended in 2008) from that same date.  InterOil has made the election not to apply IFRS 3 retrospectively to past business combinations.

-
Fair value as deemed cost exemption: An entity may elect to measure an item of property, plant and equipment at the date of transition to IFRSs at its fair value and use that fair value as its deemed cost at that date.  InterOil has made the election not to use deemed cost.  Historical cost will be maintained as plant and equipment cost base on transition.

-
Cumulative translation differences exemption: Consistent with the Company’s Canadian GAAP treatment in prior periods, IAS 21 requires an entity: (a) to recognize some translation differences in other comprehensive income and accumulate these in a separate component of equity; and (b) on disposal of a foreign operation, to reclassify the cumulative translation difference for that foreign operation (including, if applicable, gains and losses on related hedges) from equity to profit or loss as part of the gain or loss on disposal.  An election can be made to be exempted from this requirement on transition and start with 'zero' translation differences.  InterOil has not made the election to restate its cumulative translation differences balance to zero, and has elected to continue with the current translation differences in comprehensive income as these are already in compliance with IAS 21.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 9

InterOil Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Expressed in United States dollars)

3.	Transition to International Financial Reporting Standards (“IFRS”) (cont’d)

-
Oil and Gas assets exemption: Oil and Gas industry specific accounting under IFRS or Canadian GAAP is currently not as comprehensive as the guidance provided under U.S. GAAP accounting for industry specific oil and gas transactions. Para D1 of IFRS 1 provides an exemption in relation to Oil and Gas assets by allowing Companies to continue using the same policies as used under the previous GAAP and carrying forward the carrying amounts of the Oil and Gas assets under Canadian GAAP into IFRS.  InterOil has availed this exemption and elected to maintain the Company’s Oil and Gas assets at carrying amount under Canadian GAAP treatment in prior periods, which will be the deemed cost under IFRS.

-
Interests in Joint Ventures entities exemption: Superseded CICA Section 3055 differs from IAS 31 as IAS 31 permits the use of either the proportionate consolidation method or the equity method to account for joint venture entities.  IAS 31 recommends the use of proportionate consolidation as it better reflects the substance and economic reality, however, it does permit the use of equity method.  Superseded CICA Section 3055 only allows the use of proportionate consolidation method to account for joint venture entities.  InterOil has elected to maintain its joint venture accounting under the proportionate consolidation model for both its incorporated and unincorporated joint venture interests.

The remaining optional exemptions are not applicable to the Company.

(iii) Exceptions from full retrospective application followed by the Company

All mandatory exceptions in IFRS 1 were not applicable because there were no significant differences in management’s application of Canadian GAAP in these areas.

(b)	Reconciliations between IFRS and Canadian GAAP

The following reconciliations provide a quantification of the effect of the transition to IFRS.  The first reconciliation provides an overview of the impact on equity of the transition at January 1, 2010, September 30, 2010, and December 31, 2010.  The second reconciliation provides an overview of the impact of the transition on comprehensive income for the quarter and nine months ended September 30, 2010.  There are no material differences between the statement of cash flows presented in accordance with IFRSs and the statement of cash flows presented in accordance with Canadian GAAP.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 10

InterOil Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Expressed in United States dollars)

3.	Transition to International Financial Reporting Standards (“IFRS”) (cont’d)

(i) Reconciliation of equity

	Canadian GAAP	Effect of	IFRS	Canadian GAAP	Effect of	IFRS	Canadian GAAP	Effect of	IFRS
	January 1,	transition to	January 1,	September 30,	transition to	September 30,	December 31,	transition to	December 31,
	2010	IFRSs	2010	2010	IFRSs	2010	2010	IFRSs	2010
	$	$	$	$	$	$	$	$	$

Assets
Current assets:
Cash and cash equivalents	46,449,819	-	46,449,819	36,066,119	-	36,066,119	233,576,821	-	233,576,821
Cash restricted	22,698,829	-	22,698,829	24,266,163	-	24,266,163	40,664,995	-	40,664,995
Trade receivables	61,194,136	-	61,194,136	54,035,914	-	54,035,914	48,047,496	-	48,047,496
Derivative contracts receivables	-	-	-	321,995	-	321,995	-	-	-
Other assets	639,646	-	639,646	598,066	-	598,066	505,059	-	505,059
Inventories	70,127,049	-	70,127,049	120,863,271	-	120,863,271	127,137,360	-	127,137,360
Prepaid expenses	6,964,950	-	6,964,950	1,253,048	-	1,253,048	3,593,574	-	3,593,574
Total current assets	208,074,429	-	208,074,429	237,404,576	-	237,404,576	453,525,305	-	453,525,305
Non-current assets:
Cash restricted	6,609,746	-	6,609,746	6,457,867	-	6,457,867	6,613,074	-	6,613,074
Goodwill	6,626,317	-	6,626,317	6,626,317	-	6,626,317	6,626,317	-	6,626,317
Plant and equipment (1)	221,046,709	(2,252,060)	218,794,649	222,713,231	(3,569,909)	219,143,322	229,331,842	(4,126,415)	225,205,427
Oil and gas properties	172,483,562	-	172,483,562	241,773,361	-	241,773,361	255,294,738	-	255,294,738
Future income tax benefit	16,912,969	-	16,912,969	14,779,583	-	14,779,583	14,098,128	-	14,098,128
Total non-current assets	423,679,303	(2,252,060)	421,427,243	492,350,359	(3,569,909)	488,780,450	511,964,099	(4,126,415)	507,837,684
Total assets	631,753,732	(2,252,060)	629,501,672	729,754,935	(3,569,909)	726,185,026	965,489,404	(4,126,415)	961,362,989
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	59,372,354	-	59,372,354	90,553,035	-	90,553,035	76,087,954	-	76,087,954
Derivative contracts	-	-	-	66,090	-	66,090	178,578	-	178,578
Working capital facilities	24,626,419	-	24,626,419	50,903,936	-	50,903,936	51,254,326	-	51,254,326
Current portion of secured and unsecured loans	9,000,000	-	9,000,000	36,060,624	-	36,060,624	14,456,757	-	14,456,757
Current portion of Indirect participation interest	540,002	-	540,002	540,002	-	540,002	540,002	-	540,002
Total current liabilities	93,538,775	-	93,538,775	178,123,687	-	178,123,687	142,517,617	-	142,517,617
Non-current liabilities:
Secured loan	43,589,278	-	43,589,278	39,257,236	-	39,257,236	34,813,222	-	34,813,222
2.75% convertible notes liability	-	-	-	-	-	-	52,425,489	-	52,425,489
Deferred gain on contributions to LNG project (1)	13,076,272	(2,252,060)	10,824,212	13,076,272	(3,569,909)	9,506,363	13,076,272	(4,126,415)	8,949,857
Indirect participation interest	39,559,718	-	39,559,718	38,070,650	-	38,070,650	34,134,387	-	34,134,387
Total non-current liabilities	96,225,268	(2,252,060)	93,973,208	90,404,158	(3,569,909)	86,834,249	134,449,370	(4,126,415)	130,322,955
Total liabilities	189,764,043	(2,252,060)	187,511,983	268,527,845	(3,569,909)	264,957,936	276,966,987	(4,126,415)	272,840,572
Non-controlling interest	13,596	-	13,596	18,392		18,392	20,099	-	20,099
Shareholders' equity:
Share capital	613,361,363	-	613,361,363	639,066,307	-	639,066,307	895,651,052	-	895,651,052
2.75% convertible notes	-	-	-	-	-	-	14,298,036	-	14,298,036
Contributed surplus	21,297,177	-	21,297,177	24,368,797	-	24,368,797	16,738,417	-	16,738,417
Accumulated Other Comprehensive Income	8,150,976	-	8,150,976	8,612,891	-	8,612,891	9,261,177	-	9,261,177
Conversion options	13,270,880	-	13,270,880	12,950,880	-	12,950,880	12,150,880	-	12,150,880
Accumulated deficit	(214,104,303)	-	(214,104,303)	(223,790,177)	-	(223,790,177)	(259,597,244)	-	(259,597,244)
Total shareholders' equity	441,976,093	-	441,976,093	461,208,698	-	461,208,698	688,502,318	-	688,502,318
Total liabilities and shareholders' equity	631,753,732	(2,252,060)	629,501,672	729,754,935	(3,569,909)	726,185,026	965,489,404	(4,126,415)	961,362,989

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 11

InterOil Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Expressed in United States dollars)

3.	Transition to International Financial Reporting Standards (“IFRS”) (cont’d)

(ii) Reconciliation of total comprehensive income

	Quarter ended			Nine months ended
	Canadian GAAP	Effect of	IFRS	Canadian GAAP	Effect of	IFRS
	September 30,	transition to	September 30,	September 30,	transition to	September 30,
	2010	IFRSs	2010	2010	IFRSs	2010
	$	$	$	$	$	$

Loss for the period	(14,370,381)	-	(14,370,381)	(9,681,079)	-	(9,681,079)

Other comprehensive income/(loss):
Exchange difference on translation of foreign operations, net of tax	3,018,943	-	3,018,943	461,915	-	461,915
Other comprehensive income/(loss) for the period, net of tax	3,018,943	-	3,018,943	461,915	-	461,915
Total comprehensive income/(loss) for the period	(11,351,438)	-	(11,351,438)	(9,219,164)	-	(9,219,164)

(iii) Notes to the reconciliations

(1)
In September 2009, as part of acquisition by Pacific LNG of a 2.5% direct working interest in the Elk and Antelope fields, Pacific LNG transferred to InterOil 2.5% of Pacific LNG’s unexercised economic interest in the joint venture LNG Project. Based on this transaction, as at September 30, 2011, InterOil and Pacific LNG hold 52.5% and 47.5% economic interest respectively in the LNG project, subject to the exercise of all their rights to the ‘B’ Class shares on payment of cash calls.

To date InterOil has a recognized deferred gain on its contributions to the Joint Venture based on the share of other joint venture partners in the project. As InterOil’s shareholding within the Joint Venture Company as at September 30, 2011 is 86.66% (Dec 2010 – 86.66%, September 2010 – 86.66%), the gain on contribution of non cash assets to the project by InterOil relating to other joint venture partners’ shareholding (13.34% - amounting to $13,076,272) has been recognized by InterOil in its balance sheet as a deferred gain. This deferred gain will increase/decrease as the other Joint Venture partners decrease/increase their shareholding in the project.

This amount has been recorded as a reduction of deferred LNG project costs of $5,813,062 at September 30, 2011 (Dec 31, 2010 - $4,126,415, Sep 30, 2010 - $3,569,909, Jan 1, 2010 - $2,252,060), which has reduced the LNG project costs to nil at September 30, 2011, with the remaining balance of $7,263,210 (Dec 31, 2010 - $8,949,857, Sep 30, 2010 - $9,506,363, Jan 1, 2010 - $10,824,212) being recorded as a deferred gain.  The deferred gain will be recognized in the consolidated income statement when realized.

The intangible assets of the Joint Venture Company, contributed by InterOil, have been eliminated on proportionate consolidation of the joint venture balances.  This arrangement is discussed fully in the Annual Report for 2010.

4.	Financial Risk Management

The Company’s activities expose it to a variety of financial risks; market risk, credit risk, liquidity risk and geographic risk.  The Company’s overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Company.  The Company uses derivative financial instruments to hedge certain price risk exposures.

Risk Management is carried out under policies approved by the Board of Directors.  The Finance Department identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units.  The product pricing risks are managed by the Supply and Trading Department under the guidance of the Risk Management Committee.  The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as use of derivative financial instruments.

(a)	Market risk

(i) Foreign exchange risk
Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency.  The Company operates internationally and is exposed to foreign exchange risk arising from currency exposures to the USD.  The consolidated financial statements are presented in USD which is the Company’s functional and reporting currency.  Most of the Company’s transactions are undertaken in USD, PGK, Australian Dollars (“AUD”) and Singapore Dollars (“SGD”).

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 12

InterOil Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Expressed in United States dollars)

4.	Financial Risk Management (cont’d)

The PGK exposures mainly relate to the exchange rates achieved from the banks on transfer of PGK sale proceeds to USD to repay the Company’s crude cargo borrowings. The rates achieved fluctuate significantly based on other exporters/importers looking to convert their USD into PGK, and is also impacted by seasonality based farm produce exports.  The Company is unable to do any hedging due to PGK illiquidity and small size of the market.  The translation of PGK denominated balances in the Company’s operating entities into USD at period ends can also result in material impact on the foreign exchange gains/losses on consolidation.

Changes in the PGK to USD exchange rate can affect the Company’s Midstream Refining results as there is a timing difference between the foreign exchange rates utilized when setting the monthly PGK IPP price and the foreign exchange rate used to convert the subsequent receipt of PGK proceeds to USD to repay the Company’s crude cargo borrowings.  The foreign exchange movement also impacts equity as translation gains/losses of the Company’s Downstream operations from PGK to USD is included in other comprehensive income.  The PGK strengthened against the USD during the nine months ended September 30, 2011 (from 0.3785 to 0.4465).

The changes in AUD and SGD to USD exchange rate can affect the Company’s Corporate results as the expenses of the Corporate offices in Australia and Singapore are incurred in the respective local currencies.  The AUD and SGD exposures are minimal currently as funds are transferred to AUD and SGD from USD as required.  No material balances are held in AUD or SGD.  However, the Company is exposed to translation risks resulting from AUD and SGD fluctuations as in country costs are being incurred in AUD and SGD and reporting for those costs being in USD.  The Company has entered into AUD to USD foreign currency forward contracts to manage the foreign exchange risk in relation to the expenses to be incurred in AUD.

(ii) Price risk
The Midstream Refining operations of the Company are largely exposed to price fluctuations during the period between the crude purchases and the refined products leaving the refinery when sold to Downstream operations and other distributors.  The Company actively tries to manage the price risk by entering into derivative contracts to buy and sell crude and finished products.  The derivative contracts are entered into by Management based on documented risk management strategies which have been approved by the Risk Management Committee.  All derivative contracts entered into are reviewed by the Risk Management Committee as part of the meetings of the Committee.

The Company is also exposed to equity securities price risk.  This arises from investments held by the Company and classified in the balance sheet as available-for-sale.  The Company’s equity investments are publicly traded and are quoted on the Oslo stock exchange Axess.

(iii) Interest rate risk
Interest rate risk is the risk that the Company’s financial position will be adversely affected by movements in interest rates that will increase the cost of floating rate debt or opportunity losses that may arise on fixed rate borrowings in a falling interest rate environment.  As the Company has no significant interest-bearing assets other than cash and cash equivalents, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from cash and cash equivalent balances, borrowings and working capital financing facilities. Deposits/borrowings at variable rates expose the Company to cash flow interest-rate risk.  Deposits/borrowings at fixed rates expose the Company to fair value interest-rate risk.  The Company is actively seeking to manage its cash flow interest-rate risks.

(iv) Product risk
The composition of the crude feedstock will vary the refinery output of products.  The 2011 year to date output achieved includes gasoline and distillates fuels (which includes diesel and jet fuels) 58% (Sep 2010 – 51%), and naphtha and low sulphur waxy residue 37% (Sep 2010 – 43%).  The product yields obtained will vary based on the type of crude feedstock used.

Management endeavors to manage the product risk by actively reviewing the market for demand and supply, trying to maximize the production of the higher margin products and also renegotiating the selling prices for the lower margin products.

(b)	Liquidity risk

Liquidity risk is the risk that InterOil will not meet its financial obligations as they fall due. Prudent liquidity risk management therefore implies that, under both normal and stressed conditions, the Company maintains:

•	sufficient cash and marketable securities;
•	access to, or availability of, funding through an adequate amount of committed credit facilities; and

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 13

InterOil Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Expressed in United States dollars)

4.	Financial Risk Management (cont’d)

•	the ability to close-out any open market positions.

The Company manages liquidity risk by continuously monitoring forecast and actual cash flows; matching maturity profiles of financial assets and liabilities; and by maintaining flexibility in funding including ensuring that surplus funds are generally only invested in instruments that are tradable in highly liquid markets or that can be relinquished with minimal risk of loss.

The Company had the following established undrawn borrowing facilities at the reporting date:

		Undrawn Amount
	Total Facility	September 30, 2011
	$	$
Facility
OPIC secured loan	40,000,000	-
Mitsui unsecured loan	10,393,023	-
2.75% convertible notes	70,000,000	-
BNP Paribas working capital facility 1	170,000,000	52,280,392
BNP Paribas working capital facility 2	60,000,000	60,000,000
Westpac working capital facility (PGK denominated)	35,720,000	16,429,960
BSP working capital facility (PGK denominated)	22,325,000	18,349,400
	408,438,023	147,059,752

(c)	Credit risk

Credit risk is the risk that a contracting entity will not complete its obligation under a financial instrument that will result in a financial loss to the Company.  The carrying amount of financial assets represents the maximum credit exposure.

The Company’s credit risk is limited to the carrying value of its financial assets.  A significant amount of the Company’s export sales are made to two customers which represented $206,510,415 (Sep 2010 - $180,857,527) or 25% (Sep 2010 – 30%) of total sales in the nine months ended September 30, 2011.  The Company’s domestic sales for the nine months ended September 30, 2011 were not dependent on a single customer or geographic region within PNG.  The export sales to two customers is not considered a key risk as there is a ready market for InterOil export products and the prices are quoted on active markets.  The receivables from these customers are current as at September 30, 2011.  The Company actively manages credit risk by routinely monitoring the credit ratings of the Company’s export customers and by monitoring the ageing of trade receivables of the Company’s domestic customers.  The credit terms provided to customers are revised if any changes are noted to customer ratings or payment cycles.

Credit risk on cash, cash equivalents and short term treasury bills held directly by the Company are minimized as all cash amounts, certificates of deposit and treasury bills are held with banks which have acceptable credit ratings.

Impairment is assessed by the Company on an individual customer basis, based on customer ratings and payment cycles of the customers.  An impairment provision is taken for all receivables where objective evidence of impairment exists.  The movement in impairment is also influenced by the translation rates used to convert these amounts from local currency to USD.

(d)	Geographic risk

The operations of InterOil are concentrated in PNG.

5.	Segmented financial information

As stated in note 1, management has identified four major business segments - Upstream, Midstream, Downstream and Corporate.  Midstream consists of both Midstream Refining and Midstream Liquefaction.  The Corporate segment includes assets and liabilities that do not specifically relate to the other business segments.  Results in this segment primarily include management expenses.  Consolidation adjustments relating to total assets relates to the elimination of intercompany loans and investments in subsidiaries.

Notes to and forming part of the segment information

Segment information is prepared in conformity with the accounting policies of the entity.  Segment revenues, expenses and total assets are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis.  Upstream, Midstream and Downstream include costs allocated from the Corporate activities based on a fee for services provided.  The eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventories.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 14

InterOil Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Expressed in United States dollars)

5.	Segmented financial information (cont’d)

Nine months ended September 30, 2011	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	285,014,790	-	534,273,268	196,192	-	819,484,250
Intersegment revenues	-	425,819,096	-	179,128	43,147,020	(469,145,244)	-
Interest revenue	13,460	475,559	2	6,897	26,964,992	(26,508,489)	952,421
Other revenue	7,936,879	-	-	985,363	(23,470)	-	8,898,772
Total segment revenue	7,950,339	711,309,445	2	535,444,656	70,284,734	(495,653,733)	829,335,443

Cost of sales and operating expenses	-	662,485,073	-	504,345,757	6,371,392	(429,805,479)	743,396,743
Administrative, professional and general expenses	6,677,207	13,203,738	9,993,651	11,115,642	41,202,625	(41,113,267)	41,079,596
Derivative (gain)/loss	-	(1,817,011)	-	-	318,736	-	(1,498,275)
Foreign exchange loss/(gain)	1,170,217	(20,621,349)	18,205	1,890,673	(154,483)	-	(17,696,737)
Loss on Flex LNG investment	-	-	-	-	1,834,279	-	1,834,279
Exploration costs, excluding exploration impairment	16,636,215	-	-	-	-	-	16,636,215
Depreciation and amortisation	1,900,077	8,375,611	19,263	2,604,687	1,178,627	(97,476)	13,980,789
Interest expense	21,300,156	6,379,506	862,426	3,175,899	4,513,869	(26,508,489)	9,723,367
Total segment expenses	47,683,872	668,005,568	10,893,545	523,132,658	55,265,045	(497,524,711)	807,455,977
Segment (loss)/profit before income taxes	(39,733,533)	43,303,877	(10,893,543)	12,311,998	15,019,689	1,870,978	21,879,466
Income tax expense	-	(12,296,521)	-	(4,367,611)	(754,895)	-	(17,419,027)
Segment net (loss)/profit	(39,733,533)	31,007,356	(10,893,543)	7,944,387	14,264,794	1,870,978	4,460,439

Segment assets	355,620,003	415,621,175	8,394,973	181,592,952	96,184,147	(41,829,786)	1,015,583,464
Unallocated:
Deferred tax							742,379
Total assets per the balance sheet							1,016,325,843

Segment liabilities	74,726,382	106,512,600	9,516,184	73,165,987	69,956,981	(39,715,609)	294,162,525

Captial expenditure	75,051,992	8,824,126	1,686,646	7,261,547	2,343,921	-	95,168,232

Quarter ended September 30, 2011	Upstream	Midstream – Refining	Midstream – Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	92,707,764	-	185,878,480	(86,550)	-	278,499,694
Intersegment revenues	-	138,477,984	-	40,254	15,025,603	(153,543,841)	-
Interest revenue	1,228	269,069	-	740	10,138,587	(10,040,856)	368,768
Other revenue	2,643,496	-	-	385,591	1	-	3,029,088
Total segment revenue	2,644,724	231,454,817	-	186,305,065	25,077,641	(163,584,697)	281,897,550

Cost of sales and operating expenses	-	228,317,694	-	178,758,093	2,964,849	(139,928,896)	270,111,740
Administrative, professional and general expenses	1,434,898	4,517,908	3,600,281	4,502,598	13,793,795	(13,393,085)	14,456,395
Derivative (gain)/loss	-	(2,232,943)	-	-	318,736	-	(1,914,207)
Foreign exchange loss/(gain)	810,533	(2,607,661)	2,196	(526,581)	403,355	-	(1,918,158)
Loss on Flex LNG investment	-	-	-	-	6,048,537	-	6,048,537
Exploration costs, excluding exploration impairment	6,568,147	-	-	-	-	-	6,568,147
Depreciation and amortisation	1,105,216	2,845,664	6,421	894,920	348,744	(32,492)	5,168,473
Interest expense	7,806,280	2,493,734	371,670	1,233,074	1,476,827	(10,040,857)	3,340,728
Total segment expenses	17,725,074	233,334,396	3,980,568	184,862,104	25,354,843	(163,395,330)	301,861,655
Segment (loss)/profit before income taxes	(15,080,350)	(1,879,579)	(3,980,568)	1,442,961	(277,202)	(189,367)	(19,964,105)
Income tax benefit/(expense)	-	678,448	-	(296,510)	(195,768)	-	186,170
Segment net (loss)/profit	(15,080,350)	(1,201,131)	(3,980,568)	1,146,451	(472,970)	(189,367)	(19,777,935)

Captial expenditure	27,187,826	2,719,730	909,607	3,845,308	983,189	-	35,645,659

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 15

InterOil Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Expressed in United States dollars)

5.	Segmented financial information (cont’d)

Nine months ended September 30, 2010	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	246,971,247	-	361,724,125	-	-	608,695,372
Intersegment revenues	-	272,379,608	-	69,821	23,967,027	(296,416,456)	-
Interest revenue	11,782	41,645	546	20,124	17,741,392	(17,710,122)	105,367
Other revenue	3,049,186	95,281	-	680,782	-	-	3,825,249
Total segment revenue	3,060,968	519,487,781	546	362,494,852	41,708,419	(314,126,578)	612,625,988

Cost of sales and operating expenses	-	467,872,037	-	337,427,005	-	(269,558,628)	535,740,414
Administrative, professional and general expenses	8,320,260	8,536,115	5,092,539	10,834,420	29,304,744	(26,043,120)	36,044,958
Derivative loss/(gain)	-	529,440	-	-	(389,821)	-	139,619
Foreign exchange loss/(gain)	1,928,300	5,401,875	61,331	1,006,916	(848,475)	(20)	7,549,927
Gain on sale of exploration assets	(2,140,783)	-	-	-	-	-	(2,140,783)
Loss on extinguishment of IPI liability	8,795,059	-	-	-	-	-	8,795,059
Litigation settlement expense	-	-	-	-	12,000,000	-	12,000,000
Exploration costs, excluding exploration impairment	3,372,325	-	-	-	-	-	3,372,325
Depreciation and amortisation	448,781	7,655,168	18,667	2,049,592	89,974	(97,475)	10,164,707
Interest expense	13,046,277	5,075,359	1,068,543	2,905,142	382,706	(17,710,122)	4,767,905
Total segment expenses	33,770,219	495,069,994	6,241,080	354,223,075	40,539,128	(313,409,365)	616,434,131
Segment (loss)/profit before income taxes	(30,709,251)	24,417,787	(6,240,534)	8,271,777	1,169,291	(717,213)	(3,808,143)
Income tax benefit/(expense)	-	(437,919)	184	(4,206,156)	(1,229,045)	-	(5,872,936)
Segment net (loss)/profit	(30,709,251)	23,979,868	(6,240,350)	4,065,621	(59,754)	(717,213)	(9,681,079)

Segment assets	258,764,216	314,818,905	7,863,518	116,249,100	55,325,603	(41,615,899)	711,405,443
Unallocated:
Deferred tax							14,779,583
Total assets per the balance sheet							726,185,026

Segment liabilities	88,656,557	119,406,467	11,464,228	39,022,754	44,050,294	(37,642,364)	264,957,936

Captial expenditure	69,289,799	2,663,697	1,320,230	4,185,620	2,419,423	-	79,878,769

Quarter ended September 30, 2010	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	74,222,923	-	133,253,727	-	-	207,476,650
Intersegment revenues	-	99,141,223	-	10,175	12,178,490	(111,329,888)	-
Interest revenue	2,967	14,475	156	2,971	6,116,064	(6,106,932)	29,701
Other revenue	711,232	-	-	240,598	-	-	951,830
Total segment revenue	714,199	173,378,621	156	133,507,471	18,294,554	(117,436,820)	208,458,181

Cost of sales and operating expenses	-	155,703,301	-	128,018,008	-	(98,012,842)	185,708,467
Administrative, professional and general expenses	3,501,658	2,984,615	4,513,425	3,518,556	12,788,346	(14,194,938)	13,111,662
Derivative loss/(gain)	-	66,090	-	-	(607,818)	-	(541,728)
Foreign exchange loss/(gain)	1,252,411	(1,160,030)	74,509	297,065	(1,375,341)	(20)	(911,406)
Gain on sale of exploration assets	(2,140,783)	-	-	-	-	-	(2,140,783)
Loss on extinguishment of IPI liability	8,795,059	-	-	-	-	-	8,795,059
Litigation settlement expense	-	-	-	-	12,000,000	-	12,000,000
Exploration costs, excluding exploration impairment	1,058,762	-	-	-	-	-	1,058,762
Depreciation and amortisation	232,128	2,195,269	6,222	738,596	16,872	(32,491)	3,156,596
Interest expense	4,599,690	1,692,698	376,081	938,493	342,305	(6,106,931)	1,842,336
Total segment expenses	17,298,925	161,481,943	4,970,237	133,510,718	23,164,364	(118,347,222)	222,078,965
Segment (loss)/profit before income taxes	(16,584,726)	11,896,678	(4,970,081)	(3,247)	(4,869,810)	910,402	(13,620,784)
Income tax benefit/(expense)	-	100,819	272	(321,326)	(529,362)	-	(749,597)
Segment net (loss)/profit	(16,584,726)	11,997,497	(4,969,809)	(324,573)	(5,399,172)	910,402	(14,370,381)

Captial expenditure	23,437,429	1,152,409	614,629	1,230,237	963,483	-	27,398,187

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 16

InterOil Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Expressed in United States dollars)

6.	Short term treasury bills

During the quarter ended September 30, 2011, the Company purchased two treasury bills from the Bank of Papua New Guinea totaling approximately $11,324,929 (PGK 25,363,312).  Both of these treasury bills have a 182 day term and will mature in January 2012.  The first treasury bill for approximately $2,582,207 (PGK 5,783,112) has an interest rate of 4.4% and the second treasury bill for approximately $8,742,722 (PGK 19,580,200) has an interest rate of 4.3%.

Based on the guidance under IAS 39 ‘Financial Instruments Recognition and Measurement’, these investments have been classified as held-to-maturity financial assets and are therefore recorded at amortized cost using the effective interest method.

7.	Financial instruments

(a)	Commodity derivative contracts

InterOil uses derivative commodity instruments to manage its exposure to price volatility on a portion of its refined product and crude inventories.

At September 30, 2011, InterOil had a net receivable of $413,093 (Dec 2010 – payable of $178,578, Sep 2010 – payable of $66,090) relating to outstanding derivative contracts for which hedge accounting was not applied or had been discontinued.

A gain of $1,817,011 was recognized on the non-hedge accounted derivative contracts for the nine months ended September 30, 2011 (Sep 2010 – loss of $529,440).  This gain is included in derivative gain/(loss) in the consolidated income statement.

(b)	Currency derivative contracts

During the year ended December 31, 2010, the Company started to enter into AUD to USD foreign currency forward contracts to minimize the foreign exchange risk in relation to the expenses to be incurred in AUD.  As at September 30, 2011, the Company had a net payable of $318,736 (Sep 2010 – receivable of $321,995) in relation to outstanding non-hedge accounted currency derivative contracts.  As at December 31, 2010, the Company had no outstanding non-hedge accounted currency derivative contracts.

A loss of $318,736 was recognized on the non-hedge accounted currency derivative contracts for the nine months ended September 30, 2011 (Sep 2010 – gain of $389,821).  This loss is included in derivative gain/(loss) in the consolidated income statement.

8.	Inventories

	September 30,	December 31,	September 30,
	2011	2010	2010
	$	$	$
Midstream - Refining (crude oil feedstock)	23,413,661	23,004,883	27,359,999
Midstream - Refining (refined petroleum product)	87,892,857	67,006,941	54,209,343
Midstream - Refining (parts inventory)	2,034,382	673,283	568,795
Downstream (refined petroleum product)	57,656,222	36,452,253	38,725,134
	170,997,122	127,137,360	120,863,271

As at September 30, 2011, inventory had been written down to its net realizable value.  The write down of $3,417,882 at September 30, 2011 relating to refined petroleum products is included in ‘Changes in inventories of finished goods and work in progress’ within the consolidated income statement. As at December 31, 2010 and September 30, 2010 no net realizable value write down was necessary.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 17

InterOil Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Expressed in United States dollars)

9.	Oil and gas properties

Costs of oil and gas properties which are not subject to depletion are as follows:

	September 30,	December 31,	September 30,
	2011	2010	2010
	$	$	$
Drilling and construction equipment	62,187,989	28,653,929	27,723,285
Drilling consumables and spares	13,630,507	10,924,708	10,994,218
Petroleum Prospecting License drilling programs (Unproved)	254,528,234	215,716,101	203,055,858
Gross Capitalized Costs	330,346,730	255,294,738	241,773,361
Accumulated depletion and amortization
Unproved oil and gas properties	-	-	-
Proved oil and gas properties	-	-	-
Net Capitalized Costs	330,346,730	255,294,738	241,773,361

The majority of the costs capitalized under ‘Petroleum Prospective License drilling programs (Unproved)’ above relates to the exploration and development expenditure on the Elk and Antelope fields.  The development and monetization efforts of these fields are ongoing, and include the condensate stripping and associated facilities, the gas gathering and associated common facilities, and developing a liquefied natural gas plant and associated facilities in PNG.

The following table discloses a breakdown of the exploration costs incurred for the periods ended:

	September 30,	December 31,	September 30,
	2011	2010	2010
	$	$	$
Property Acquisition Costs
Unproved	-	-	-
Proved	-	-	-
Total acquisition costs	-	-	-
Exploration Costs	-	207,054	(56,766)
Development Costs	81,784,155	96,325,176	86,785,185
Add: Amounts capitalized in relation to the appraisal program cash calls on IPI interest buyback transactions	-	3,922,683	1,020,134
Add: Premium paid on IPI buyback transactions	-	1,550,020	-
Less: Conveyance accounting offset against properties	-	(192,622)	(60,712)
Less: Costs allocated against cash calls	(6,732,163)	(19,001,135)	(18,398,042)
Total Costs capitalized	75,051,992	82,811,176	69,289,799
Charged to expense
Geophysical and other costs	16,636,215	16,981,929	3,372,325
Total charged to expense	16,636,215	16,981,929	3,372,325
Oil and Gas Property Additions (capitalized and expensed)	91,688,207	99,793,105	72,662,124

10.	Investments

On April 11, 2011, the Company and Pacific LNG Operations Ltd. executed a framework agreement with Flex LNG Ltd related to the construction and operation of a two million tonnes per annum floating liquefied natural gas processing vessel.   Under the framework agreement, an equity purchase option was issued to the Company and Pacific LNG Operations Ltd. to acquire up to 11,315,080 common shares in Flex LNG Ltd at an average strike price of 4.5909 Norwegian Kroner.

On May 16, 2011, the Company and Pacific LNG Operations Ltd. exercised this option with the Company acquiring 8,938,913 common shares of Flex LNG Ltd at a cost of $7,461,407 and Pacific LNG Operations Ltd acquiring the remaining 2,376,167 common shares.  Based on guidance under IAS 39, the Company recognized the financial asset, the Flex LNG Ltd options, on the date of grant of those options to the Company, April 11, 2011.  Considering the various classification options available and managements intention to hold the options/shares after exercising for the medium term, the options were classified as a derivative financial instrument at initial recognition and then reclassified as ‘available-for-sale’ when the options were exercised and the common shares acquired.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 18

InterOil Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Expressed in United States dollars)

10.	Investments (cont’d)

Management used the Black Scholes pricing model to fair value the options at grant date and subsequently the derivative through to the date of exercise.  The option value on exercise date was $4,214,258 and the exercise price paid was $7,461,407.  The cumulative fair value of the options received of $4,214,258 was recognized in the consolidated income statement under ‘Gain on Flex LNG options received’.  Transaction costs of $17,349 were also incurred in relation to the transaction and were allocated to the investment.  Management has determined that recognition of this gain is appropriate as there is no ongoing obligation or commitment that the Company needs to fulfill as a result of receiving these options.  The total amount recognized as the long term investment in relation to the Flex LNG shares in the balance sheet after the exercise of the options was $11,693,014.

Based on guidance under IAS 39, changes in the fair value of the Flex LNG Ltd shares after initial recognition are to be recognized in other comprehensive income within shareholders equity, except for impairment losses which can be evidenced by a significant or prolonged decline in the fair value of an investment.  The fair value at September 30, 2011 was $5,644,478 and was calculated using quoted prices on Oslo stock exchange Axess.  As at September 30, 2011, the decrease in the value of this investment from initial recognition was $6,048,537.  Based on the guidance on significant decline in fair value, Management has determined that this decrease in fair value needs to be recognized in the consolidated income statement for the quarter ended September 30, 2011.  If the fair value of the investment increases in subsequent periods, this impairment loss will be reversed.

11.	Working capital facilities

	September 30,	December 31,	September 30,
	2011	2010	2010
Amounts drawn down	$	$	$
BNP Paribas working capital facility - midstream	24,819,608	50,023,559	46,105,706
Westpac working capital facility - downstream	19,290,040	1,230,767	4,798,230
BSP working capital facility - downstream	3,975,600	-	-
Total working capital facility	48,085,248	51,254,326	50,903,936

(a) BNP Paribas working capital facility
InterOil has a syndicated working capital credit facility led by BNP Paribas (Singapore branch) with a maximum availability of $230,000,000.  The total facility is split into Facility 1 and Facility 2 as per the agreement with BNP Paribas.  Facility 1 is for $170,000,000 and finances purchases of hydrocarbons via the issuance of documentary letters of credit and or standby letters of credit, short term advances, advances on merchandise, freight loans, and includes a sublimit of Euro 18,000,000 or USD equivalent for hedging transactions via BNP Paribas Commodity Indexed Transaction Group or other acceptable counter parties.

Facility 2 is for $60,000,000 partly cash-secured short term advances and for discounting of any monetary receivables acceptable to BNP Paribas in order to reduce Facility 1 balances.  The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables.

The total facility is renewable annually and during the prior year renewal process, the facility was renewed until January 31, 2012 with an increase in Facility 1 limit by an additional $30,000,000 to $160,000,000, and a maximum availability of $220,000,000 for the combined facility.  In June 2011, there was an additional increase in Facility 1 limit by $10,000,000 to $170,000,000, and a maximum availability of $230,000,000 for the combined facility.

The following table outlines the facility and the amount available for use at year end:

	September 30,	December 31,	September 30,
	2011	2010	2010
	$	$	$
Working capital credit facility	230,000,000	190,000,000	190,000,000

Less amounts included in the working capital facility liability:
Short term advances/facilities drawn down	(24,819,608)	(50,023,559)	(46,105,706)
	(24,819,608)	(50,023,559)	(46,105,706)
Less: other amounts outstanding under the facility:
Letters of credit outstanding	(92,900,000)	(93,710,000)	(32,370,000)
Working capital credit facility available for use	112,280,392	46,266,441	111,524,294

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 19

InterOil Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Expressed in United States dollars)

11.	Working capital facilities (cont’d)

(b) Westpac and Bank South Pacific working capital facility
The Company has an approximately $58,045,000 (PGK 130,000,000) revolving working capital facility for its Downstream operations in PNG from BSP and Westpac.  Westpac facility limit is approximately $35,720,000 (PGK 80,000,000) and the initial BSP facility limit was approximately $31,255,000 (PGK 70,000,000) but was renewed in October 2009 at a lower limit of approximately $22,325,000 (PGK 50,000,000).  The Westpac facility is for an initial term of three years and is due for renewal in October 2011. The BSP facility is renewable annually and was renewed in August 2011 through to August 2012.  As at September 30, 2011, $23,265,640 (PGK 52,106,697) of this combined facility has been utilized, and $34,779,360 million (PGK 77,893,908) of this facility remains available for use.  During the nine month period the weighted average interest rate was 9.5%.  These facilities are secured by a fixed and floating charge over the assets of Downstream operations.

12.	Related parties

(a) Petroleum Independent and Exploration Corporation (“P.I.E”)
P.I.E is controlled by Phil Mulacek, an officer and director of InterOil and acted as a sponsor of the Company's oil refinery project until late June, 2011.  Articles of association of SPI InterOil LDC (“SPI”) provide for the business and affairs of the entity to be managed by a general manager appointed by the shareholders of SPI.  SPI does not have a Board of Directors, instead P.I.E has been appointed as the general manager of SPI.  Under the laws of the Commonwealth of The Bahamas, the general manager exercises all powers which would typically be exercised by a Board of Directors, being those which are not required by laws or by SPI’s constituting documents to be exercised by the members (shareholders) of SPI.  InterOil is the majority shareholder of SPI and therefore has the power to appoint the general manager.

During the nine months ended September 30, 2011, $75,000 (Sep 2010 - $112,500) was expensed for the sponsor's management fees in relation to legal, accounting and reporting costs.  Of these costs, $75,000 (Sep 2010 - $75,000) were included in accrued liabilities at September 30, 2011.

(b) Breckland Limited
This entity is controlled by Roger Grundy, a director of InterOil, and provides technical and advisory services to the Company on normal commercial terms.  Amounts paid or payable to Breckland for technical services during the nine month period amounted to $nil (Sep 2010 - $22,550).

13.	Secured and unsecured loans

	September 30,	December 31,	September 30,
	2011	2010	2010
	$	$	$
Secured loan (OPIC) - current portion	9,000,000	9,000,000	9,000,000
Secured loan (Clarion Finanz A.G.) - current portion	-	-	25,000,000
Secured loan (Clarion Finanz A.G.) - deferred financing costs	-	-	(666,667)
Unsecured loan (Mitsui)	10,393,023	5,456,757	2,727,291
Total current portion of loans	19,393,023	14,456,757	36,060,624

Secured loan (OPIC) - non current portion	31,000,000	35,500,000	40,000,000
Secured loan (OPIC) - deferred financing costs	(518,820)	(686,778)	(742,764)
Total non current secured loan	30,481,180	34,813,222	39,257,236

Total secured and unsecured loans	49,874,203	49,269,979	75,317,860

(a) OPIC Secured Loan
On June 12, 2001, the Company entered into a loan agreement with OPIC to secure a project financing facility of $85,000,000.  The loan agreement stipulates half yearly principal payments of $4,500,000, due in June and December of each year, with the final repayment to be made in December 31, 2015.  On June 20, 2011, the loan agreement was amended to release certain sponsor support collateral related to the loan agreement and to terminate various other sponsor support arrangements.  OPIC released the common stock which was pledged by PIE Group LLC, and a parent guarantee originally provided by InterOil Corporation in 2001 will continue for the remaining life of the loan.  The loan is secured over the assets of the refinery project which had a carrying value of $192,218,437at September 30, 2011 (Dec 2010 - $191,769,922, Sep 30, 2010 - $190,161,003).

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 20

InterOil Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Expressed in United States dollars)

13.	Secured and unsecured loans (cont’d)

As at September 30, 2011, two installment payments amounting to $4,500,000 each which will be due for payment on December 31, 2011 and June 30, 2012 have been classified into the current portion of the liability.  The agreement contains certain financial covenants which include the maintenance of minimum levels of tangible net worth and limitations on the incurrence of additional indebtedness for the refining operations.  A deposit is also required to be maintained to cover the next installment and interest payment.  As of September 30, 2011, the company was in compliance with all applicable covenants.

(b) Mitsui Unsecured Loan
On April 15, 2010, the Company entered into preliminary joint venture and financing agreements with Mitsui relating to the CS Project.  The proposed joint venture is to be entered into for equal shares between Mitsui and InterOil.  On August 4, 2010, the JVOA for the CS Project was finalized.  The amount financed by Mitsui for InterOil’s proportion of cash calls is treated as an unsecured loan with interest being accrued daily at LIBOR plus a margin of 6.00%.  The portion of funding that relates to Mitsui’s share of the project is held in current liabilities.  In the event that a positive FID is not reached or made, InterOil will be required to refund Mitsui’s share of capital expenditure incurred and the unsecured loan within a specified period.

14.	Indirect participation interests

	September 30,	December 31,	September 30,
	2011	2010	2010
	$	$	$
Indirect participation interest (PNGDV) - current portion	540,002	540,002	540,002
Total current indirect participation interest	540,002	540,002	540,002

Indirect participation interest (PNGDV) - non current portion	844,490	844,490	844,490
Indirect participation interest ("IPI")	33,289,897	33,289,897	37,226,160
Total non current indirect participation interest	34,134,387	34,134,387	38,070,650

Total indirect participation interest	34,674,389	34,674,389	38,610,652

(a) Indirect participation interest (“IPI”)

The IPI balance relates to $125,000,000 received by InterOil subject to the terms of the agreement dated February 25, 2005 between the Company and a number of investors.  In exchange InterOil had provided the investors with a 25% interest in an eight well drilling program to be conducted in InterOil’s PPL 236, 237 and 238.

Under the IPI agreement, InterOil is responsible for drilling eight exploration wells, four of which will be in PPL 238, one in PPL 236, and one in PPL 237.  The location of the other two wells is yet to be determined.  The investors will be able to approve the location of the final two wells to be drilled.  In the instance that InterOil proposes appraisal or completion of an exploration or development well, the investors will be asked to contribute to the completion work in proportion to their IPI percentage and InterOil will bear the remaining cost.

InterOil has made cash calls for the completion, appraisal and development programs performed on the exploration or development wells that form part of the IPI Agreement. These cash calls are shown as a liability when received and reduced as amounts are spent on the extended well programs. Should an investor choose not to participate in the completion works of an exploration well, the investor will forfeit certain rights to the well in question as well as their right to convert into common shares.  InterOil has drilled four exploration wells under the IPI agreement as at September 30, 2011.

The funds of $125,000,000 were partly accounted for as a non-financial liability and partly as a conversion option.  The non-financial liability was initially valued at $105,000,000, being the estimated expenditures to complete the eight well drilling program, and the residual value of $20,000,000 has been allocated to the conversion option presented under Shareholder’s equity.  InterOil paid financing fees and transaction costs of $8,138,741 related to the indirect participation interest on behalf of the indirect participation interest investors in 2005.  These fees have been allocated against the non-financial liability, reducing the liability to $96,861,259.  InterOil will maintain the liability at its initial value until conveyance is triggered on the lapse of the conversion option available to the investors, or they elect to participate in the PDL for a successful well.  InterOil will account for the exploration costs relating to the eight well program under the successful efforts accounting policy adopted by the Company.  All geological and geophysical costs relating to the exploration program will be expensed as incurred and all drilling costs will be capitalized and assessed for recovery at each period.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 21

InterOil Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Expressed in United States dollars)

14.	Indirect participation interests (cont’d)

When an investor elects to participate in a PDL or when the investor forfeits the conversion option, conveyance accounting will be applied.  This entails determination of proceeds for the interests conveyed and the cost of that interest as represented in the ‘Oil and gas properties’ in the balance sheet.  The difference between proceeds on conveyance and capitalized costs to the interests conveyed will be recognized as gain or loss in the income statement.

Under the agreement, all or part of the 25% initial indirect participation interest could have been converted to a maximum of 3,333,334 common shares in the company, at a price of $37.50 per share, between June 15, 2006 and the later of December 15, 2006, or 90 days after the completion of the eighth well.  Any partial conversion of an indirect participation interest into common shares will result in a corresponding decrease in the investors’ interest in the eight well drilling program.  As at September 30, 2011, the balance of the indirect participation interest that may be converted into shares is a maximum of 340,480 common shares (Dec 2010 – 340,480, Sep 2010 – 473,813).  Should the option to convert to shares not be exercised, the indirect participation interest in the eight well drilling program will be maintained and distributions from success in these wells will be paid in accordance with the agreement.

As at September 30, 2011, InterOil’s direct interest in exploration licenses is 75.6114%, assuming that all remaining indirect participation interest investors take up their working interest rights in such licenses, and excluding the 20.5% interest that the State is able to take up under relevant legislation.

(b) Indirect participation interest – PNGDV

As at September 30, 2011, the balance of the PNG Drilling Ventures Limited ("PNGDV") indirect participation interest in the Company’s phase one exploration program within the area governed by PPL 236, 237 and 238 is $1,384,492 (Dec 2010 - $1,384,492, Sep 2010 - $1,384,492).  This balance is based on the initial liability recognized in 2006 of $3,588,560 relating to its obligation to drill the four exploration wells on behalf of the investors, being reduced by amounts already incurred in fulfilling the obligation.  PNGDV has a 6.75% interest in the four exploration wells starting with Elk-1 (with an additional two exploration wells to be drilled after Elk-4/A).  PNGDV also has the right to participate in the 16 wells that follow the first four mentioned above up to an interest of 5.75% at a cost of $112,500 per 1% per well (with higher amounts to be paid if the depth exceed 3,500 meters and the cost exceeds $8,500,000).

(c) PNG Energy Investors

PNG Energy Investors (“PNGEI”), an indirect participation interest investor who converted all of its interest to common shares in fiscal year 2004, has the right to participate up to a 4.25% interest in 16 wells commencing from exploration wells numbered 9 to 24.  As at the end of September 30, 2011 we have drilled 6 exploration wells since inception of the Company’s exploration program within PPL 236, 237 and 238 in PNG.  In order to participate, PNGEI would be required to contribute for each exploration well, a) $112,500 per percentage point or b) where the well is planned to be drilled beyond 2,000 meters, $112,500 per percentage point plus actual cost over $1,000,000 charged pro-rata per percentage point.

15.	Asset retirement obligations

The Company plans to dismantle the refinery and restore the site when the refinery is decommissioned.  During the quarter ended June 30, 2011, Management received the final results of an independent assessment of the potential asset retirement obligations of the refinery at the time of decommissioning and a provision of $4,100,735 was recognized for the present value of the estimated expenditure required to complete this obligation.  The fair value of the best estimate was derived based on discounting the obligation to the current period end using a discount rate of 7.78%.  These costs have been capitalized as part of the cost of the refinery and are depreciated over the life of the asset.  The provision will be accreted over the remaining useful life of the refinery to bring the provision to the estimated expenditure required at the time of decommissioning.  The accretion expense for the nine months ended September 30, 2011 was $79,678 (Sep 2010 - $nil).  No asset retirement obligations had been recognized at December 31, 2010 and September 30, 2010 as the assessment was not completed in these periods.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 22

InterOil Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Expressed in United States dollars)

16.	Share capital

The authorized share capital of the Company consists of an unlimited number of common shares with no par value.  Each common share entitles the holder to one vote.

Common shares - Changes to issued share capital were as follows:

	Number of shares	$
January 1, 2010	43,545,654	613,361,363

Shares issued on exercise of options under Stock Incentive Plan	479,733	19,310,657
Shares issued on vesting of restricted stock units under Stock Incentive Plan	20,700	1,418,985
Shares issued on buyback of IPI#3 Interest	754,788	50,687,368
Shares issued on litigation settlement	199,677	12,000,000
Shares issued on public offering	2,800,000	198,872,679

December 31, 2010	47,800,552	895,651,052

Shares issued on exercise of options under Stock Incentive Plan	157,500	4,001,751
Shares issued on vesting of restricted stock units under Stock Incentive Plan	42,079	2,461,458

September 30, 2011	48,000,131	902,114,261

17.	2.75% convertible notes

On November 10, 2010, the Company completed the issue of $70,000,000 unsecured 2.75% convertible notes with a maturity of five years.  The note holders have the right to convert their note into common shares at any time at a conversion rate of 10.4575 common shares per $1,000 principal amount of notes (which results in an effective initial conversion price of approximately $95.625 per share).  The Company has the right to redeem the notes if the daily closing sale price of the common shares has been at least 125% of the conversion price then in effect for at least 15 trading days during any 20 consecutive trading day period.  Accrued interest on these notes is to be paid semi-annually in arrears, in May and November of each year, commencing May 2011.

The liability component on initial recognition after adjusting for the underwriting placement fee and transaction costs amounted to $51,992,857 and the equity component amounted to $14,298,036.  The liability component will be accreted over the five year maturity period to bring the liability back to the carrying value.  The accretion expense relating to the note liability for the nine months ended September 30, 2011 was $2,391,110 (Sep 2010 - $nil).  In addition to the accretion, interest at 2.75% per annum has been expensed for the nine months ended September 30, 2011 amounting to $1,443,750 (Sep 2010 - $nil).  The interest payable up to May 2011 was paid in cash.

18.	Potential dilutive instruments

Conversion options, convertible notes, stock options and restricted stock units totaling 2,881,761 common shares at prices ranging from $9.80 to $95.63 were outstanding as at September 30, 2011.

Potential dilutive instruments outstanding	Number of shares September 30, 2011	Number of shares September 30, 2010
Employee stock options	1,640,767	1,842,100
Employee Restricted Stock	163,489	126,940
IPI Indirect Participation interest - conversion options	340,480	473,813
2.75% Convertible notes	732,025	-
Others	5,000	5,000
Total stock options/shares outstanding	2,881,761	2,447,853

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 23

InterOil Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Expressed in United States dollars)

19.	Commitments and contingencies

(a) Commitments

Payments due by period contractual obligations are as follows:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	'000	'000	'000	'000	'000	'000	'000
Petroleum prospecting and retention licenses (a)	149,600	27,500	28,100	34,900	24,750	34,350	-
Secured and unsecured loans (b)	57,469	22,016	11,041	10,448	9,807	4,158	-
Convertible notes obligations	78,502	1,925	1,925	1,925	1,925	70,802	-
Indirect participation interest - PNGDV (note 14)	1,384	540	844	-	-	-	-
	286,955	51,981	41,910	47,273	36,482	109,310	-

(a)
The amount pertaining to the petroleum prospecting and retention licenses represents the amount InterOil has committed as a condition on renewal of these licenses.  Company is committed to spend a further $76.6 million as a condition of renewal of our petroleum prospecting licenses up to 2014.  Of this $76.6 million commitment, as at September 30, 2011, management estimates that satisfying this license commitment would also satisfy our commitments to the IPI investors in relation to drilling the final four wells and satisfy the commitments in relation to the IPI agreement.  In addition, the terms of grant of PRL15, requires the Company to spend a further $73.0 million on the development of the Elk and Antelope fields by the end of 2014.

(b)	The effective interest rate on this loan for the nine months ended September 30, 2011 was 6.89%.

(b) Contingencies:

From time to time the Company is involved in various claims and litigation arising in the course of its business.  While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

Audit by PNG Customs
During the second half of the current year, the PNG Customs Service commenced an audit of our petroleum product imports into Papua New Guinea for the years 2007 to 2010.  We have received a letter in November 2011 setting out certain findings from the audit, some of which are stated to be preliminary. This letter includes comments on an issue concerning payment of import GST on imports of certain products. If we are unable to resolve all of the issues raised a formal assessment may be issued to us, which may also include administrative penalties in the range of 50% to 200% of the assessed amounts as per the Customs Act. We are currently working on preparing formal responses to the Commission on the matters raised in their letter.  We are of the view that at present no unpaid or appropriately payable liability exists concerning import GST, nor that any quantified or quantifiable liability exists in relation to the preliminary matters referred to.  Accordingly, we have not made any provision in our accounts in relation to the audit.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 24